                                                                  Exhibit 1.A.5e

                    PROVIDENT MUTUAL LIFE INSURANCE COMPANY

                                     RIDER

                   AMENDMENT TO QUALIFY LIFE INSURANCE POLICY
              AS A PART OF A SECTION 403(b) TAX-SHELTERED ANNUITY

For purposes of qualifying the Policy applied for as part of a tax-sheltered annuity under Section 403(b) of the Internal Revenue Code of 1986, as amended ("Code"), the Policy herein is amended as follows:

        1. This Policy is issued as part of a tax-sheltered annuity contract qualified under Code Section 403(b) pursuant to an agreement between the Policyowner ("Owner") and the Owner's employer, an organization described in Code Section 403(b)(1)(A). The Insured must be the Owner.

        2. While this Rider is in effect, premiums must be paid by an employer qualified under Code Section 403(b)(1)(A) (including salary reduction contributions) or by transfer from an annuity contract qualified under Code
Section 403(b). Premiums must comply with applicable limits under the Code, including Sections 402(b), 403(b) and 415. Aggregate premiums (including premiums paid by dividends) must at all times be less than: (a) 50% of aggregate employer contributions if this Policy provides ordinary life insurance protection with nonincreasing premiums and nondecreasing death benefits; (b) otherwise, 25% of aggregate employer contributions.

        3. In accordance with Code Section 403(b)(131), distributions under this Contract are permitted only when the Owner, as determined under the Code: (a) attains age 59 1/2; (b) separates from service; (c) dies; (d) becomes disabled; or (e) requires a distribution on account of hardship. Hardship distributions are limited to the Owner's contributions (excluding income resulting from those contributions). Distributions prior to age 59 1/2 due to hardship or separation from service may be considered premature distributions under the Code subject to penalty tax as well as regular income tax.

        4. While this Rider is in effect, the Policy Loan provision of this Policy is modified to permit loans only in compliance with Code Section 72(p).

        5. Distributions of benefits under this Policy shall comply with Code
Section 403(b)(10) and the regulations thereunder, including incidental death benefit rules. At the time the Owner retires, or by April 1 of the calendar year following the year in which the Owner attains age 70 1/2, whichever is later:
(a) the entire value of this Policy must, at the Owner's election, be surrendered or applied to a settlement option providing a periodic income; or
(b) the Policy will be continued in force, subject to the payment of any required premium, this Rider will no longer be in effect, and the Owner will be treated as receiving taxable income equal to the cash surrender value. However, if the Owner has 5% or more ownership in the Owner's employer, distributions must begin by April 1 of the calendar year following the year in which the Owner attains age 70 1/2.

        6. The Proceeds at Interest Settlement Option is deleted. It may not be elected as a Settlement Option.

        7. This Policy is non-transferable. This Policy may not be sold, assigned, or pledged as collateral for a loan or as security for the performance of an obligation, other than to the Company to the extent permitted under Code
Section 403(b).

        8. The Owner is solely responsible for determining whether contributions, loans, distributions and the exercise of all rights of ownership under this Policy comply with applicable Code requirements. Elective deferrals made under this Policy may not not exceed the annual limit as indicated under Code Section 402(g).

        9. No option or provision of this Policy will be available or may be elected that would disqualify the Policy under Code Section 403(b). The Company reserves the right to amend this Policy and Rider to satisfy Code
Section 403(b) and the regulations thereunder.

Attached by PROVIDENT MUTUAL LIFE INSURANCE COMPANY on the Issue Date of the Policy.

                                                  /s/ Robert W. Kloss

                                        President and Chief Executive Officer